

News Release

B2Gold Recognized as Industry-Leading Responsible Miner

Vancouver, BC, Canada, December 2, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that the Company has been selected as the recipient of two prestigious mining industry awards: the Prospectors & Developers Association of Canada's ("PDAC") *2021 Sustainability Award* and the Mining Journal's *2020 Most Sustainable Miner* award. All dollar figures are in United States Dollars unless otherwise indicated.

The PDAC Sustainability Award honours companies that demonstrate outstanding initiative, leadership and accomplishment in establishing good community relations during a mine operation. B2Gold was recognized for its "exemplary resettlement and community development work with the village of Fadougou at the Fekola gold mine in Mali."

When B2Gold acquired the Fekola Project in 2014, the village of Fadougou was located near the perimeter of the proposed open pit. Although relocating the residents was not a condition of the mine permit, B2Gold saw this as an opportunity to work with the community, build a new village and invest in the long-term social and economic development of the villagers. The collaborative effort went beyond managing the basic potential risks to health and safety of the community. This effort led to improved living conditions in Fadougou by providing services, education and training, building new infrastructure and diversifying the economy. Over 400 members of the community were employed during construction, and traditionally marginalized women were given an important role in the planning and execution of the resettlement. Most importantly, the process has positioned the whole region for social and economic growth and new opportunities beyond the life of the Fekola Mine, which is one of the fundamental goals of any B2Gold investment abroad.

B2Gold has also been named the *2020 Most Sustainable Miner* by the Mining Journal. According to the publication, a number of prominent mining companies were selected by readers as nominees for this category, and selected B2Gold as its award recipient for being "emblematic of the change occurring in the industry, worldwide."

Highlights featured by Mining Journal in their award selection include the Company's industry-leading safety record, 95% local employment, gender diversity initiatives to increase the percentage of females in its total workforce and senior positions, its Rhino Gold Bar philanthropic conservation program in Namibia and implementation of solar power-based renewable energy solutions at the Otjikoto mine in Namibia and Fekola mine in Mali.

"Our commitment to the sustainable development of our mine operations is woven into the fabric of our Company: from the exploration and design phases to project construction, operation and ultimately

closure," said Ken Jones, B2Gold's Director of Sustainability. "We are committed to leaving a positive legacy for the communities around our mines, and we are honoured and challenged by this recognition to work to continuously improve our performance and maintain our social license to operate."

B2Gold invested over $14 million globally in 2019 in the socio-economic development of communities impacted by its operations, to improve standards of living through a focus on health and hygiene, education, conservation and livelihoods. The Company works in coordination with local authorities and communities to leverage its positive impacts through strategic partnerships. More information on B2Gold's environmental and social performance, as well as its safety performance and economic contributions across its operations can be found in the Company's annual responsible mining report, Raising the Bar.

About B2Gold Corp.
B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.